AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON MAY 12, 2021

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE TO

Tender Offer Statement Under Section 14(d)(1) or 13(e)(1) of the

Securities Exchange Act Of 1934

Eaton Vance Floating-Rate Income Trust

(Name of Subject Company (Issuer))

Eaton Vance Floating-Rate Income Trust

(Name of Filing Person (Issuer))

Common Shares of Beneficial Interest, $.01 par value

(Title of Class of Securities)

278279104

(CUSIP Number of Class of Securities)

Maureen A. Gemma

Eaton Vance Management

Two International Place

Boston, Massachusetts 02110

(617) 672-8305

(Name, Address and Telephone Number of Person Authorized to Receive Notices

and Communications on Behalf of the Person(s) Filing Statement)

Calculation of Filing Fee

Transaction Valuation*	Amount Of Filing Fee*
Not Applicable	Not Applicable

*	No filing fee is required because this filing includes only preliminary communications made before the commencement of a tender offer.

[_]	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: Not Applicable	Filing Party: Not Applicable
Form of Registration No.: Not Applicable	Date Filed: Not Applicable

[x]	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

[_]	third party tender offer subject to Rule 14d-1.
[x]	issuer tender offer subject to Rule 13e-4.
[_]	going-private transaction subject to Rule 13e-3.
[_]	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer. [_]

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

[_]	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
[_]	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

Items 1-11.

Not Applicable.

Item 12. Exhibits.

Exhibit No.	Document
99.1(a)	Press release issued by the Issuer dated May 12, 2021

Item 13.

Not Applicable.

Investor Contact: (800) 262-1122

FOR IMMEDIATE RELEASE

Eaton Vance Floating-Rate Income Trust Announces Results of Special Meeting of Shareholders, Increased Initial Tender Offer and Additional Conditional Tender Offers

BOSTON, MA, May 12, 2021 — At a joint special meeting of shareholders held on April 16, 2021 (the “Special Meeting”), shareholders of Eaton Vance Floating-Rate Income Trust (NYSE: EFT) (the “Fund”) approved a new investment advisory agreement (the “New Agreement”) with Eaton Vance Management, the Fund’s investment adviser.

Tender Offers. As previously announced on March 16, 2021, the Board authorized a conditional cash tender offer for up to 25% of the Fund’s outstanding common shares at a price per share equal to 99% of the Fund’s net asset value per share (“NAV”) as of the close of regular trading on the New York Stock Exchange (“NYSE”) on the date the tender offer expires, conditioned on Fund shareholders’ approving the New Agreement (the “Initial Tender Offer”). The Fund is announcing today an increase in the amount of the Initial Tender Offer from up to 25% of the Fund’s outstanding shares to up to 50% of the Fund’s outstanding common shares. All other terms of the Initial Tender Offer are as previously announced. The Fund will commence the Initial Tender Offer by July 1, 2021 and purchase common shares tendered and accepted in the Initial Tender Offer by August 13, 2021.

Additional terms and conditions of the Initial Tender Offer will be set forth in the associated Fund offering materials and additional press releases, as applicable. If the number of shares tendered in the Initial Tender Offer exceeds 50% of the Fund’s outstanding common shares, the Fund will purchase shares from tendering shareholders on a pro rata basis (disregarding fractional shares). Accordingly, there is no assurance that the Fund will purchase all of a shareholder’s tendered common shares in the Initial Tender Offer.

In addition to increasing the Initial Tender Offer, the Fund is announcing today that it will conduct cash tender offers by the end of the fourth quarter of each of 2022, 2023 and 2024 (each, a “Conditional Tender Offer” and, collectively with the Initial Tender Offers, the “Tender Offers”) for up to 10% of the Fund’s then-outstanding common shares if, from January to August of the relevant year, the Fund’s shares trade at an average discount to NAV of more than 10% (based upon the Fund’s volume-

weighted average market price and NAV on business days during the period). If triggered, common shares tendered and accepted in a Conditional Tender Offer would be repurchased at a price per share equal to 98% of the Fund’s NAV as of the close of regular trading on the NYSE on the date such Conditional Tender Offer expires. If a Conditional Tender Offer is triggered, the Fund will issue a press release providing notification and additional information about such Conditional Tender Offer.

Distribution Rate Increase. On March 16, 2021, the Fund announced an increase in its regular monthly distributions on common shares of approximately 25% from the Fund’s March 2021 distribution, conditioned on Fund shareholders’ approval of the New Agreement. This condition has been met, and the distribution rate increase will be reflected in the Fund’s regular monthly distribution beginning in June 2021. Fund distributions may include amounts from sources other than net investment income. When that is estimated to be the case, shareholders will be notified on a monthly basis. The final determination of the tax character of Fund distributions will occur after the end of each calendar year, at which time that determination will be reported to shareholders. Fund distributions in any period may be more or less than the net return earned by the Fund on investments, and therefore should not be used as a measure of performance or confused with “yield” or “income.” Distributions in excess of Fund returns will cause the Fund’s net assets and NAV per share to decline.

Eaton Vance Corp. was acquired by Morgan Stanley on March 1, 2021. Its Eaton Vance Management, Parametric, Atlanta Capital and Calvert investment affiliates are now part of Morgan Stanley Investment Management, the asset management division of Morgan Stanley.

About the Fund

Except pursuant to a tender offer, common shares of the Fund are available for purchase or sale only through secondary market trading at their current market price. Shares of closed-end funds often trade at a discount from their NAV. The market price of Fund shares may vary from NAV based on factors affecting the supply and demand for shares, such as Fund distribution rates relative to similar investments, investors’ expectations for future distribution changes, the clarity of the Fund’s investment strategy and future return expectations, and investors’ confidence in the underlying markets in which the Fund invests. Fund shares are subject to investment risk, including possible loss of principal invested. Shares of the Fund are not FDIC-insured and are not deposits or other obligations of, or guaranteed by, any bank. The Fund is not a complete investment program and you may lose money investing therein. An investment in the Fund may not be appropriate for all investors. Before investing, prospective investors should consider carefully a Fund’s investment objective, strategies, risks, charges and expenses.

This announcement is not a recommendation, an offer to purchase or a solicitation of an offer to sell shares of the Fund. The Fund has not commenced the Tender Offers described in this release. Each Tender Offer will be made only if the condition described above is satisfied, and only by an offer to purchase, a related letter of transmittal and other documents filed with the SEC as exhibits to a tender offer statement on Schedule TO, with all such documents available on the SEC’s website at www.sec.gov. For each Tender Offer, the Fund will also make available to shareholders without charge the offer to purchase and the letter of transmittal. Shareholders should read these documents carefully, as they would contain important information about the Tender Offer.

This press release is for informational purposes only and is not intended to, and does not, constitute an offer to purchase or sell shares of the Fund. Additional information about the Fund, including performance and portfolio characteristic information, is available at eatonvance.com.

Statements in this press release that are not historical facts may be forward-looking statements, as defined by the U.S. securities laws. You should exercise caution in interpreting and relying on forward-looking statements because they are subject to uncertainties and other factors that may be beyond the Fund’s control and could cause actual results to differ materially from those set forth in the forward-looking statements.

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